EXHIBIT D

CERTAIN INFORMATION REGARDING THE STOCKHOLDERS

Kenneth A. Swanstrom’s business address is 5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916. Kenneth A. Swanstrom is the Chairman, Chief Executive Officer and a director of the Company. Kenneth A. Swanstrom is also a trustee of certain trusts listed in Item 5(b) of this Schedule 13D.

Daryl L. Swanstrom’s business address is 404 Dividend Drive, P.O. Box 2249, Peachtree City, GA 30269. Daryl L. Swanstrom is a director of the Company and the President and Chief Executive Officer of Spyraflo, Inc. Daryl L. Swanstrom is also a trustee of certain trusts listed in Item 5(b) of this Schedule 13D.

Frederick W. Dreher’s business address is 4200 One Liberty Place, Philadelphia, PA 19103-7396. Frederick W. Dreher is a partner of Duane Morris LLP, a law firm, whose address is 4200 One Liberty Place, Philadelphia, PA 19103-7396. Frederick W. Dreher is also a trustee of certain trusts listed in Item 5(b) of this Schedule 13D.

During the last five years, none of the Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Stockholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each Stockholder is a citizen of the United States.

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